Exhibit 4.15

Courtesy Translation from German

SERVICE AGREEMENT

between

GPC Biotech Aktiengesellschaft

Fraunhoferstr. 20

82152 Martinsried/Planegg

(hereinafter “Company”)

and

Dr. Torsten Hombeck

c/o GPC Biotech AG

Fraunhoferstr. 20

82152 Martinsried/Planegg

Germany

(hereinafter “Management Board Member”)

§ 1

Responsibilities

1.	By resolution of the Supervisory Board on December 4, 2007, the Management Board Member has been appointed to the Management Board as Management Board Member (CFO) of the Company for a period of 24 months, effective January 1, 2008.

2.	In conjunction with the other appointed members of the Management Board, the Management Board Member shall conduct the affairs of the Company with the due care and diligence of a prudent and conscientious business manager in accordance with applicable law, the Articles of Incorporation, the Rules of Internal Procedure for the Management Board as issued by the Supervisory Board, a plan for the allocation of duties, and this Agreement. In particular, the Management Board Member shall comply with the instructions of the Supervisory Board.

3.	Until further notice, the Management Board Member shall conduct his management activities primarily from Princeton, New Jersey, USA. However, at the request of the Supervisory Board in consultation with the Management Board Member, this may be relocated elsewhere, either in whole or in part.

4.	The Management Board Member shall always act exclusively for the good of the Company and of any enterprises which may be affiliated with it in the future and shall use his best efforts to support and promote its interests and objectives, in particular the enhancement of the Company’s profits and shareholder value.

5.	Upon request of the Supervisory Board, the Management Board Member shall assume supervisory board mandates or a seat on similar supervisory bodies at other companies that are affiliated with the Company as well as managerial functions at subsidiaries or enterprises affiliated with the Company. He shall immediately resign from such positions upon request by the Supervisory Board, but no later than upon the termination of his appointment as Management Board Member.

§ 2

Term of Contract

1.	This Agreement commences on January 1, 2008. It is entered into for a fixed term running to December 31, 2009. The right to termination for good cause (§ 13) remains unaffected. This Agreement replaces the existing service agreement with the Company dated June 21, 1999 (including all modifications and supplements), which is hereby cancelled in full.

2.	No later than six months prior to the expiration of this Agreement, the Chairman of the Supervisory Board shall inform the Management Board Member whether the Supervisory Board intends to reappoint the Management Board Member as Management Board Member and whether it is prepared to renew this Service Agreement with him in accordance with the term of the reappointment or to enter into a new service contract subject to different terms and conditions. The Management Board Member will thereupon state within two months whether he accepts the reappointment and is prepared to accept the terms and conditions offered for the continuation or renewal of the Service Agreement.

3.	If the Supervisory Board resolves not to appoint the Management Board Member for a new term in office at terms and conditions which are at least equivalent according to the stipulations of §§ 2, 3 and 12, the Management Board Member shall receive a settlement equivalent to the base salary of the last 12 months pursuant to § 3 below. This amount is to be paid out on January 1, 2010.

§ 3

Remuneration

1.	The Management Board Member shall receive for his activity a gross salary of

EUR 51,000 (fifty-one thousand euros),

plus

USD 301,100 (three hundred and one thousand one hundred US Dollars),

payable in 12 equal monthly installments by electronic fund transfer to accounts to be specified by the Management Board Member. The salary shall be reviewed annually in the third quarter. The economic performance of the Company, the personal performance of the Management Board Member as well as any increase in the cost of living are to be taken into reasonable consideration in this regard.

2.	An additional component of the Management Board Member’s remuneration shall be the payment of an annual bonus. Bonuses, shares in annual profit, premiums or other benefits will be paid upon the recommendation of the Chief Executive Officer (CEO) and shall be at the discretion of the Supervisory Board. Such payments shall not operate to create any legal entitlement thereto even where payments are made on a recurring basis and absent any express reservation that such payments are voluntary. If the Management Board Member departs in the course of the calendar year, he will be entitled to a pro rata claim.

3.	The Management Board Member’s claim arising from his activity shall be deemed settled in full by the remuneration pursuant to the preceding paragraphs.

§ 4

Other Benefits

1.	The Company shall insure the Management Board Member against accidental death in an amount of EUR 2 million and against disability in an amount of EUR 3 million.

2.	The Company shall pay 50% of the monthly premiums for the private health insurance of the Management Board Member up to an amount corresponding to the statutory employer’s contribution pursuant to the statutory German health insurance provisions.

3.	The Company shall reimburse the Management Board Member—where applicable, in accordance with the internal guidelines of the Company—for necessary and reasonable expenses, including travel and entertainment costs. The expenses shall in each case be documented in accordance with tax law, unless flat rate amounts permitted under tax law are being deducted.

4.	The Management Board Member may be insured under a term life insurance policy taken out by the Company for its benefit. The shareholders’ meeting shall decide on the insured amount taking the circumstances into reasonable consideration. The premiums shall be paid by the Company. The Management Board Member agrees to undergo any medical examinations that may be necessary.

5.	The Company agrees to take out an acceptable D&O insurance policy during the contract term. As of January 1, 2008, the insurance coverage is USD 40 million plus Side A coverage in an amount of USD 10 million. The insured amount shall take into reasonable consideration the scope of the Company’s business and the risks associated therewith. It shall exclude any deductible on the part of the Management Board Member.

6.	The Company shall pay the insurance premiums as well as any taxes and charges accruing thereon.

§ 5

Vacation

1.	The Management Board Member is entitled to an annual vacation of 30 working days (six weeks).

2.	The schedule shall be decided in coordination with the Company, taking into account the business interests of the Company.

3.	If the Management Board Member is unable to use some or all of his vacation time by year’s end, owing to business or personal reasons, he remains entitled to said vacation time until June 30 of the subsequent year. If all or part of the vacation time cannot be used by that date owing to business reasons, the vacation claim shall lapse. There is no entitlement to compensation for unused vacation time.

4.	If some or all of the vacation time cannot be granted owing to termination of the employment relationship, a corresponding settlement shall be paid to the Management Board Member.

§ 6

Remuneration During Illness

1.	In the event of illness, monthly remuneration in the amount of 100% of the monthly remuneration pursuant to § 3 (1) shall continue to be paid for a period of six months. The continued payment of emoluments shall not extend beyond the termination of this Service Agreement.

2.	Any payments made by third parties, such as those resulting from liability claims or health insurance coverage, shall be credited to payments paid by the Company insofar as the total of such payments and the payments by the Company exceeds the net emoluments that the Management Board Member would receive pursuant to § 3 (1) if he were not unable to work.

3.	If the Management Board Member dies during the term of this Service Agreement, the fixed salary pursuant to § 3 (1) shall continue to be paid for the six months following the date of death to his spouse or other eligible dependents. If the spouse is already deceased as of this date, the claim shall accrue to the Management Board Member’s dependent children.

4.	If the Management Board Member dies during the term of this Service Agreement, the stock options and convertible bonds that would become freely available in the 20 months following the month of death shall vest and accrue to the spouse or other eligible dependents. If the spouse is already deceased as of this date, the claim shall accrue to the Management Board Member’s dependent children.

§ 7

Duties and Secondary Activity

1.	The Management Board Member shall devote his entire working capacity and all of his knowledge, experience and know-how to the service of the Company. The Management Board Member is free to set his own working hours, which shall be in keeping with his responsibilities and amount to at least 40 hours per week.

2.	Any other gainful employment shall require the prior written consent of the Supervisory Board. Excepted herefrom is Dr. Hombeck’s activity as a member of the Advisory Board of Flakeboard America Ltd. The Management Board Member agrees to give the Company prior written notice of any and every actual or potential secondary activity requiring consent.

3.	The Company may only withhold or revoke (which is possible at any time) its consent to a notified secondary activity if the relevant activity as such or in conjunction with another activity raises concern that the Management Board Member’s activity for the Company or any enterprises affiliated with it in the future or other interests of the Company or any enterprises affiliated with it in the future would be impaired.

4.	The assumption of offices on supervisory bodies of other enterprises or honorary positions in organizations shall require the prior written consent of the Company.

§ 8

Business and Trade Secrets

The Management Board Member shall maintain full confidentiality toward third parties with regard to all business and trade secrets and shall do so beyond the end of the contractual relationship. Any disclosure of confidential information to unauthorized third parties shall require the prior written consent of the Supervisory Board.

§ 9

Rights from Inventions and

Suggestions for Technical Improvements

1.	The Management Board Member shall provide prompt written notice to the Company of any invention made by him during the working relationship that has arisen from his activity on behalf of the Company or that is substantially based on the experience or work of the Company (§ 4 German Employee Invention Act (Arbeitnehmererfindungsgesetz, “ArbNErfG”)).

2.	The Company may within a period of 4 (four) months following the notice lay claim to the invention through a written statement provided to the Management Board Member. The invention and all rights thereto both domestically and abroad pass to the Company upon receipt of the statement.

3.	If the Company fails to claim the invention within 4 (four) months, the Management Board Member may freely dispose over it.

4.	A Management Board member who has made a free invention (§ 4 ArbNErfG) during the working relationship must promptly inform the Company thereof in writing. Before the Management Board Member otherwise exploits a free invention during the term of the employment relationship, he must first offer the Company a non-exclusive right to use the invention on reasonable terms and conditions if the invention falls within the existing or agreed working field of the Company’s operations at the time of the offer. The Company’s privilege expires if the Company fails to accept the free invention within three months.

5.	The Company holds the exclusive rights to inventions or technical improvements which the Management Board Member has made or devised during his activity for the Company or in connection with his activity for the Company or on the basis of work for the Company. The Management Board Member assigns all such rights to the Company, and the Company hereby accepts said assignment.

6.	The provisions of the German Employee Invention Act, and in particular the provisions concerning remuneration pursuant to §§ 9 et seq. ArbNErfG are otherwise inapplicable.

§ 10

Non-compete Covenant

For the term of this Agreement, the Management Board Member is prohibited from working for his own account or that of any third party, and on an employee or independent contract basis, for any enterprise that is similar to the Company or that is or could become a competitor of it. Likewise, for the term of this Agreement, the Management Board Member is not permitted to found or acquire such an enterprise, to acquire a direct or indirect interest therein, or to provide support for such an enterprise.

Ownership of shares in a listed company that amounts to less than 5% of all shares and does not enable him to exercise influence over the governing bodies of the relevant company shall not be deemed an interest within the meaning of the preceding provision.

§ 11

Contractual Penalty

1.	For each instance of breach of the non-compete covenant within the meaning of § 10 or of the duty of confidentiality pursuant to § 8, the Management Board Member shall pay a contractual penalty (Vertragsstrafe) in an amount corresponding to the average monthly remuneration received over the 12 months preceding his departure pursuant to § 3 (1) of this Agreement.

2.	In the event of an ongoing breach, the contractual penalty pursuant to paragraph 1 shall be imposed anew for each month commenced.

3.	The foregoing provisions shall not affect any further claims of the Company arising from the breach of the non-compete covenant or the duty of confidentiality.

§ 12

Change of Control

1.	In the event of a “Change of Control” (as hereinafter defined in paragraph 2) Dr. Hombeck shall be entitled to terminate the contractual relationship with two months’ notice to the end of a given month, and resign from his office as of the date of termination. He shall be entitled to payment of a severance specified in paragraph 3.

2.	A Change of Control within the meaning of the aforementioned provision shall lie, where

(a)	the Company receives notification pursuant to § 21 (1) sentence 1 German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”) that the threshold of 50% of the voting rights in the Company has been reached or exceeded;

(b)	a third party (alone and/or together with voting rights attributed to such third party pursuant to § 22 WpHG) acquires a voting interest in the Company that would have represented more than 50% of the present voting share capital at the last Annual General Meeting of the Company;

(c)	an enterprise agreement (Unternehmensvertrag) within the meaning of §§ 291 et seq. German Stock Corporation Act (Aktiengesetz, “AktG”) is concluded with the Company as the controlled entity;

(d)	the Company is integrated (i.e. merged into another company which is the surviving entity) pursuant to §§ 319 et seq. AktG;

(e)	the Company is reorganized pursuant to §§ 190 et seq. German Reorganization Act (Umwandlungsgesetz, “UmwG”) into a different legal form (except for the legal form of a European company (Societas Europaea) with a two-tiered board system equivalent to a German Stock Corporation);

(f)	the Company is merged with another legal entity pursuant to §§ 2 et seq. UmwG;

and the position of Dr. Hombeck as a member of the Management Board is significantly affected as a result of the change of the majority ownership structure. The position as member of the Management Board shall be deemed significantly affected in particular in the case of the following changes:

•	material change in the Company’s strategy;

•	material change in the area of activity of Dr. Hombeck;

•	material change in the seat of service; e.g. site located more than 50 kilometers away from the seat of service agreed upon execution of this Agreement.

3.	The severance shall be 225% (two hundred and twenty-five percent) of the sum of

a)	the base salary over the last 12 months at the time of the Change of Control; and

b)	the average of the last two annual bonuses received prior to the date of the Change of Control. Should the Management Board Member not have received two annual bonuses during this period, the last annual bonus payment shall serve as the basis for calculation.

The claim accrues upon Dr. Hombeck’s notice of termination, is inheritable and becomes due and payable upon expiration of the service relationship. Reference is hereby made to the fact that any and all other claims for remuneration arising under §§ 2 and 3 of this Agreement shall expire upon payment of the settlement.

4.	In the event of a Change of Control, all stock options, convertible bonds, phantom stock as well as all other rights to acquire shares of the Company that were granted to the Management Board Member prior to any Change of Control shall vest in full and become irredeemable (“accelerated vesting”). In addition, for a period of at least five years following any Change of Control or until the end of their terms, the Company will not exercise any option to terminate the aforementioned stock options, convertible bonds or phantom stock stipulated in the terms and conditions. The relevant date in the case of paragraph 2 a) and b) is the triggering of a notification obligation within the meaning of §§ 21 et seq. WpHG or - to the extent that in the case of paragraph 2 b) no notification obligation is triggered—the actual acquisition of voting rights. The relevant date in the case of paragraph 2 c)—g) is the respective measure becoming legally effective.

5.	All other obligations of the Company vis-à-vis the Management Board Member arising under this Agreement shall not be affected by such a takeover. The other terms and conditions of the stock options, convertible bonds, phantom stock and all other rights to acquire shares of the Company shall remain applicable without modification.

§ 13

Termination, Rescission

1.	Either party may terminate this Agreement for good cause; in particular, good cause for termination by the Company shall deemed to exist in the following cases:

a)	breach of the material provisions of this Agreement or the restrictions imposed on him between the parties inter se by law, the Articles of Incorporation, the Management Board’s internal Rules of Procedure or instructions issued by the Supervisory Board;

b)	pre-contractual breach of duty (culpa in contrahendo), in particular fraud concerning another service or employment relationship that simultaneously entails obligations, especially in the case of conflict of interest;

c)	persistent and willful breach of responsibilities and duties assigned to the Management Board Member;

d)	breach of fiduciary duties vis-à-vis the Company, any enterprises affiliated with it in the future, its governing bodies or employees or vis-à-vis business partners of the Company or any enterprises affiliated with it in the future, in particular through breach of the prohibition against secondary activity (§ 7), the duty of confidentiality (§ 8), and/or the non-compete covenant (§ 10);

e)	other breaches of duty due to the willful non-observance of qualified instructions or the deliberate provision of incomplete information to a governing body of the Company or a competent committee;

f)	uncontested or proven criminal acts by the Management Board Member, in particular crimes against property;

g)	defamation of members of governing bodies or executive employees, in particular through libel or slander.

2.	If Dr. Hombeck is dismissed from his office prematurely without good cause within the meaning of § 84 (3) German Stock Corporation Act (Aktiengesetz, “AktG”), he may terminate this Service Agreement in accordance with § 12 (1). In such case, he shall be entitled to a severance in an amount equivalent to the remuneration which was not paid due to the premature termination of this Agreement (base salary and any performance-based compensation) pursuant to § 3 plus an amount equivalent to 100% of the base salary under § 3 of this Agreement.

3.	Termination must be in writing.

§ 14

Surrender of Documents

1.	Upon termination of this Agreement—or in the event of earlier release, at the time of release—the Management Board Member shall return to the Company, promptly and unsolicited, all documents, drawings, and other materials connected with his activity for the Company or relating to affairs of the Company. The Management Board Member is not entitled to exercise a right of retention over such items.

2.	The Management Board Member’s duty to surrender also extends to other items belonging to the Company, such as keys and supplies.

§ 15

Miscellaneous

1.	Modifications or supplements to this Agreement must be in writing and require the consent of the Supervisory Board; this also applies to the preceding sub-sentence.

2.	Should individual provisions of this Agreement be or become invalid, this shall not affect the validity of the remaining provisions. The invalid provision shall be replaced by a provision that most closely reflects the commercial intent of the invalid provision. The foregoing shall also apply to any omissions in this Agreement.

3.	This Service Agreement is governed by the laws of Germany. Exclusive legal forum, to the extent permissible, is Munich (Regional Court I).

Princeton, NJ, dated February 12, 2008

/s/ Prof. Jürgen Drews	/s/ Dr. Torsten Hombeck
Chairman of the Supervisory Board GPC Biotech AG	Dr. Torsten Hombeck